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Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
EPIQ SYSTEMS, INC.
(In Thousands, except for Ratio)

	2009	2008	2007	2006	2005
Earnings
Net income (loss)	$14,595	$13,836	$6,929	$35,131	$(3,842)
Income tax expense (benefit)	12,266	10,507	4,066	22,834	(2,400)
Fixed charges	4,023	3,505	13,882	15,349	7,676

Earnings available for fixed charges	30,884	27,848	24,877	73,314	1,434

Fixed Charges
Interest expense*	1,160	1,331	10,980	12,023	5,662
Amortization of deferred loan charges	314	426	993	1,445	1,147
Estimated interest expense in leases	2,549	1,748	1,909	1,881	867

Total fixed charges	$4,023	$3,505	$13,882	$15,349	$7,676

Ratio of Earnings to Fixed Charges	7.7	7.9	1.8	4.8	0.2

*
Interest included in fixed charges includes only interest on third party indebtedness and, accordingly, we have excluded accrued interest expense related to uncertain tax positions.

        For the year ended December 31, 2005, our earnings to fixed charges ratio was less than one to one coverage. The amount of such deficiency was $6,242.

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  Exhibit 12.1